Filed by IAC/InterActiveCorp

Pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No. 0-20570

IAC/InterActiveCorp

Thomas J. McInerney

EVP & CFO, IAC

Banc of America Conference

March 30, 2005

Important

Safe Harbor Statement Under The Private Securities Litigation Reform Act Of 1995

This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are necessarily estimates reflecting the best judgment of IAC’s or Ask Jeeves’ senior management, as applicable, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.  These risks and uncertainties are described in IAC’s and Ask Jeeves’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the fiscal year ended 2004, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Other unknown or unpredictable factors also could have material adverse effects on IAC’s future results, performance or achievements.  In light of these risks and uncertainties, the forward-looking events discussed in this presentation may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this presentation.

IAC is not under any obligation and does not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this presentation to reflect circumstances existing after the date of this presentation or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ADDITIONAL INFORMATION

In connection with the proposed spin-off it is currently expected that IAC will file a proxy statement/prospectus with the SEC. Stockholders of IAC are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information about IAC, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the proxy statement/prospectus when it becomes available by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at WWW.SEC.GOV. In addition to the proxy statement, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at WWW.SEC.GOV. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC’s stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described herein, including as a result of current holdings of options or shares of IAC’s stock and future holdings of options or shares of Expedia’s stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in IAC’s proxy statement, filed with the SEC on April 29, 2004.

IAC intends to file a registration statement with the SEC that will include a combined proxy statement/prospectus of Ask Jeeves and IAC and other relevant documents in connection with the proposed merger. Ask Jeeves stockholders should read the proxy statement/prospectus and other relevant materials when they become available, because they will contain important information about Ask Jeeves, IAC and the proposed merger.

In addition to the documents described above, Ask Jeeves and IAC file annual, quarterly and current reports, proxy statements and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed with the SEC by Ask Jeeves or IAC are available without charge at the SEC’s website at www.sec.gov, or from the companies’ websites, at www.ask.com and www.iac.com, respectively.

Ask Jeeves, IAC and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Ask Jeeves stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of Ask Jeeves is set forth in Ask Jeeves’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 16, 2004. A description of certain interests of the directors and executive officers of IAC is set forth in IAC’s proxy statement for its 2004 annual meeting, which was filed with the SEC on April 29, 2004. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/ prospectus and other relevant documents to be filed with the SEC in connection with the proposed merger.

Prepared 3/30/05 — Read important disclaimer(s)

Strong Results

As reported. $ in millions except per share amounts.

	2003	2004	Growth
Revenue (on a comparable net basis)	$5,388	$6,193	15%
Operating Income Before Amortization	$860	$1,024	19%
Margin	16.0%	16.5%	50 bps
Adjusted Net Income	$620	$747	20%
Adjusted EPS	$0.81	$0.97	21%

Prepared 3/30/05 — Read important disclaimer(s)

Leading Brands

[Chart displaying IAC’s leading Electronic Retailing, IAC Local & Media Services, Interval, Teleservices, Personals, Ticketing and Financial Services & Real Estate brands, as well as Expedia’s leading brands.]

Cornerstone Brands acquisition is expected to close in April 2005.

Prepared 3/30/05 — Read important disclaimer(s)	Excludes Euvia Media, as the sale of which was announced 3/21/05.

Independently Well Positioned

IAC		Expedia

•	Leading transaction, subscription and retailing services	•	Pure play travel company
•	Entering global search	•	#1 online
•	Huge market opportunities	•	Huge worldwide growth opportunities
•	Mix of established/early stage businesses	•	Big corporate travel potential
•	Strong balance sheet	•	Great cash flow

Prepared 3/30/05 — Read important disclaimer(s)

Ask Jeeves Transaction Pending	[Ask Jeeves Logo]

Deal Highlights	ASKJ Revenue (pro forma, in millions)

• $1.85billion stock (net of cash)	[Bar graph showing actual revenues in 2002 ($65 million), 2003 ($107 million) and 2004 ($261 million) and estimated revenues in 2005 ($380-$395 million).]

• 1.2668 ratio (for each share of ASKJ)

• 88 mm shares (fully-diluted treasury)	ASKJ EPS (pro forma)

• Accretive (assuming 60% buyback)	[Bar graph showing actual EPS in 2002 ($(0.13)), 2003 ($0.40) and 2004 ($1.08) and estimated EPS in 2005 ($1.30-$1.45).]

• 18x earnings (on ‘05 consensus)

• 15X EBITDA (on ‘05 consensus)

2005 estimated by ASKJ on 2/3/05; these have not been updated and are not being reconfirmed as of the date hereof and IAC takes no responsibility for these numbers.

The Ask Jeeves Logo is a trademark of Ask Jeeves, Inc.

Prepared 3/30/05 — Read important disclaimer(s)

Paid Search Market	[Ask Jeeves Logo]

$ in billions

[Bar graph showing the estimated CAGR (26%) of the paid search market for the six year period commencing in 2004 through 2009, based on estimated advertising revenues of $5.8 billion in 2004, $8.0 billion in 2005, $10.6 billion in 2006, $13.7 billion in 2007, $16.7 billion in 2008 and $18.7 billion in 2009.]

Source: JP Morgan
The Ask Jeeves Logo is a trademark of Ask Jeeves, Inc.

Prepared 3/30/05 — Read important disclaimer(s)

Stategic Perspective Transaction Pending	[Ask Jeeves Logo]

Plan to…

• Make Ask Jeeves one of the great brands on web

• Offer best in local - search, content, merchant info

• Combine leading commerce w/ top-tier search brands

• Vertically integrate transactions and offers from IAC

• Ask Jeeves will utilize IAC network to drive traffic

Prepared 3/30/05 — Read important disclaimer(s)	The Ask Jeeves Logo is a trademark of Ask Jeeves, Inc.

Solid Momentum HSN U.S.	[HSN Logo]

$ in millions

[Bar graph showing growth in revenues (in terms of dollars and percentages) for 2003 as compared to 2002 (revenues of $1,764 in 2003 and $1,613 in 2002 for percentage growth of 9%) and 2004 as compared to 2003 (revenues of $1,906 in 2004 and $1,764 in 2003 for percentage growth of 8%)]

[Bar graph showing growth in Operating Income Before Amortization (in terms of dollars and percentages) for 2003 as compared to 2002 (OIBA of $168 in 2003 and $131 in 2002 for percentage growth of 28%) and 2004 as compared to 2003 (OIBA of $195 in 2004 and $168 in 2003 for percentage growth of 16%)]

Prepared 3/30/05 — Read important disclaimer(s)

Interactive Retailing Markets U.S.	[HSN Logo]

$ in billions

Television $7 Billion 6-10% growth	Internet $70 Billion 25-30% growth

[Pie chart showing the respective shares of the $7
billion market of the following retailers: QVC
($4.0 billion), HSN ($1.9 billion), ShopNBC ($0.7
billion), Shop-At-Home ($0.3 billion) and
Other ($0.3 billion)]

[Pie chart showing the respective shares of the $70
billion market of the following retailers: Other ($28.8
billion), Store chains ($16.4 billion), Pure Internet
($9.7 billion), Manufacturers ($8.1 billion), Catalog
($5.9 billion), Other TV.com ($0.8 billion) and
HSN.com ($0.3 billion)]

HSN Share 27%	HSN Share 0.4%

Prepared 3/30/05 — Read important disclaimer(s)	Source: “The Internet Retailer” and SEC filings.

Multi-Channel Expansion

[HSN Logo]

[Photos of Cornerstone Brands, Inc. catalogs (Frontgate, Ballard Designs, TravelSmith, Garnet Hill, The Territory Ahead and Windoware)	[Cornerstone Brands, Inc. Logo]
• $720 mm (net) purchase price
• Leading Catalog and Internet brands
• 37% online
• 2.6 mm active customers
• Strong track record of growth
• Platform for additional growth

Prepared 3/30/05 — Read important disclaimer(s)

Mining Opportunities

Electronic Retailing	Interval	Ticketing
• “Love the Customer”	• Leverage inventory	• Sell More Tickets, Better
• Close gap w/ QVC	• Internet initiatives	• Internet initiatives
• Multi-channel	• New services	• International
• Turnaround Germany

IAC Local & Media Services	Personals	Financial Services & Real Estate
• Online migration	• Focus on core	• Online migration
• Pay for performance	• International	• LendingTree Loans
• Leverage merchant relationships	• New marketing	• Real estate

Prepared 3/30/05 — Read important disclaimer(s)

Powerful Balance Sheet

$ in millions.  Pro forma.* Does not give effect to spin-off.

[Bar graph levels of IAC’s cash & securities ($2,067) plus VUE securities ($2,200) for total cash and securities of $4,267 less debt and Preferred ($2,176) for net cash and securities of $2,091.]

*($ in millions): As of 12/31/04 pro forma for Euvia pending sale (+$204 cash pre-tax), Cornerstone pending acquisition (–$721 cash, $43 debt assumed), Ask Jeeves pending acquisition (+$109 cash assumed, $115 debt assumed), and $1,135 for estimated buyback of 52.8 shares (60% of 88 mm fully diluted shares for ASKJ) at $21.49 (3/28/05 IAC closing price).

Prepared 3/30/05 — Read important disclaimer(s)

IAC/InterActiveCorp

RECONCILIATIONS

$ in Millions

Reconciliation of HSN U.S. Operating Income Before Amortization to operating income

	2002	2003	2004
Operating Income Before Amortization	$131.4	$168.3	$194.7
Amortization	(32.6)	(50.8)	(52.9)
Operating Income	$98.7	$117.5	$141.7

Reconciliation of IAC Operating Income Before Amortization to Net income

	FY
	2004	2003
Operating Income Before Amortization	$1,024.5	$860.1
Amortization and merger costs	(792.0)	(459.9)
Operating (loss) income	$232.5	$400.2
total other income (expense), net	146.2	(137.8)
Earnings from cont. operations before income taxes and min. int.	378.7	262.4
Income tax expense	(179.2)	(70.7)
Minority interest	(13.7)	(65.0)
(Loss) earnings from continuing operations	185.8	126.7
Discontinued Operations, net of tax	(20.9)	40.7
(Loss) earnings before preferred dividends	164.9	167.4
Preferred dividends	(13.1)	(13.1)
Net (loss) income available to common shareholders	$151.8	$154.3
Diluted (loss) earnings per share	$0.20	$0.23
GAAP diluted weighted average shares outstanding	742.4	643.3
Net (loss) income	$151.8	$154.3
Amortization of distribution and marketing expense	18.0	51.4
Amortization of compensation expense	241.7	128.2
Amortization of intangibles	347.5	268.5
Goodwill impairment	184.8	—
Merger costs	—	11.8
Discontinued Operations, net of tax	20.9	(40.7)
Equity in the (income) losses of VUE	(16.2)	224.5
Impact of pro forma adjustments, income taxes and minority interest	(214.5)	(191.0)
Preferred dividends	13.1	13.1
Adjusted Net Income	$747.0	$620.0
Adjusted EPS weighted average shares outstanding	769.0	770.1
Adjusted EPS	$0.97	$0.81
GAAP Basic weighted average shares outstanding	696.0	600.1
Options, warrants and restricted stock, treasury method	46.4	43.3
GAAP Diluted weighted average shares outstanding	742.4	643.3
Pro forma adjustments	—	104.4
Convertible preferred; add’l restricted shares for adjusted EPS	26.5	22.4
Adjusted EPS shares outstanding	769.0	770.1

Prepared 3/30/05 — Read important disclaimer(s)

IAC/InterActiveCorp